Exhibit 99.1

2017 half year results presentation

2 August 2017

The Rio Tinto 2017 half year results presentation slides are available at www.riotinto.com/presentations.

The presentation will be given at 10am (British Summer Time) today by Rio Tinto chief executive Jean-Sébastien Jacques, and chief financial officer Chris Lynch.

The live webcast will be available at www.riotinto.com/webcasts.

Steve Allen	Tim Paine
Company Secretary	Joint Company Secretary

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